

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 25, 2009

By U.S. Mail and Facsimile

Mr. Scott Mendes
Chief Financial Officer
OurPet's Company
1300 East Street
Fairport Harbor, OH 44077

>   **Re: OurPet's Company**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
>   **Form 8-K Filed October 28, 2008**
>   **File No. 000-31279**

Dear Mr. Mendes:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief